June 15, 2005

Mr. Joseph A. Foti

Sr. Assistant Chief Accountant

U. S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Precision Auto Care, Inc.
Form 10-KSB for the fiscal year ended June 30, 2004
Form 10-Q for the quarter ended September 30, 2004 and December 31, 2004 and March 31, 2005
Commission file #: 000-29478

Dear Mr. Foti:

I am in receipt of your letter dated June 7, 2005.  The following is our response to each of the comments in the order that they appeared in your letter.

Form 10-KSB for the year ended June 30, 2004

Note 7. Debt Restructuring

1.                                       We note from your response to comment 2 that you will revise your financial statements to reflect the gain on the transaction as an equity transaction. Please file your amended Form 10-KSB for our review as soon as possible. Additionally, as requested in our prior comment, please clarify how the $10.36/share “fair value” per share for the 500,000 shares of redeemable preferred stock was calculated or determined as part of the negotiation to restructure the debt. We may have further comment upon receipt of your response.

Response:

We will file the amended 10-KSB as soon as we have satisfied all your requests for information associated with this inquiry. It is prepared, but I prefer not having to file twice in the event that you have additional questions.

The $10.36 per share cost of the preferred stock was not a negotiated number. The total value of the preferred stock was negotiated. The total value for the preferred stock was $5,180,000 and in conjunction with the 2.5 million shares of stock and approximately 11.5 million warrants, the Company management felt that we had negotiated an excellent deal because we were able to dispose of $15.4 million in debt with an annual interest rate of 12%. There was no formula or negotiation for the number of shares (500,000) or the price of the individual shares ($10.36). Once the total value of the preferred was negotiated and the number of preferred shares established at 500,000, the per share price was calculated at $10.36 ($5,180,000/500,000).

Form 10-Q for the period ended December 31, 2004

Note 3. Master License Agreement

2.                                       We note your revised disclosure language in response to comment 4, however it is unclear how certain of the amounts were determined. Please tell us and revise your disclosure to explain why only $130,000 of revenue was recognized through December 31, 2004 when $150,000 was paid by August 31, 2004 and explain when the $20,000 deferred revenue will be recognized. Additionally, please clarify the purpose of the two additional payments of $50,000 and indicate when they are expected to be received.

Response:

The disclosure was revised for the quarter ending March 31, 2005 to incorporate additional language to explain why only $130,000 of revenue was recognized through December 31, 2004.   At that point, the Company had substantially fulfilled the majority of the required obligations but not all of them.  The remaining $20,000 was deferred because the Company had an obligation to travel to mainland China for training. This obligation was satisfied during the fourth quarter, thus the remaining revenue and associated expense will be recognized in the fourth quarter.  The two additional payments of $50,000 are due pursuant to the terms of the master franchise agreement and represent a partial payment for the rights to develop the Precision Tune brand in mainland China. At this date, $56,000 has been received and an additional payment of $44,000 is expected by the end of June.

Sincerely,

/s/ Robert R. Falconi

Robert R. Falconi
President and Chief Operating Officer